Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Jaguar Mining Provides Q2 Update of Operations

     JAG - TSX/NYSE Arca

     <<
     Increases Reserves +100% to 2 Million oz; Records First Gold Pour at
            Pacincia; Moves Forward with Caet Project Construction

        NOTICE OF CONFERENCE CALL: Friday, August 1 (at) 9:30 a.m. EDT

                       From North America:  866-900-4867
                       International:       213-416-2196
                       Replay:
                       From North America:  800-675-9924
                       International:       213-416-2185
                       Replay ID:           73108
                       Webcast:             www.jaguarmining.com

     CONCORD, NH, July 31 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the
Company") (JAG: TSX/NYSE Arca, JAG.NT: TSX) provided a summary today of its preliminary Q2 2008 operating performance. All figures are in U.S. dollars unless otherwise indicated.
     As a result of the work completed in connection with the Caet Project and
Turmalina Expansion feasibility studies, Jaguar estimates it now has proven and probable mineral reserves of 13,510,474 t with an average grade of 4.69
g/t containing 2,033,501 oz of gold. Jaguar's measured and indicated
resources, which include mineral reserves, are 23,095,096 t with an average grade of 4.74 g/t containing 3,519,003 oz of gold and 6,704,735 t of inferred resources with an average grade of 5.15 g/t containing 1,109,142 oz of gold.
Click on the link below to view the complete mineral resources and reserves tables:

     http://www.jaguarmining.com/s/PressReleases.asp?ReportID(equal sign)313465(number sign)table

     Moving into the construction phase on the Caet Project represents development of the third and final underground mining operation to help Jaguar achieve its annual production target of 700,000 oz of gold by 2014.

     Recent operating highlights include:

       -  In Q2 2008, the Company produced 20,782 oz of gold at an average cash operating cost of $455/oz compared to 17,188 oz at an average cash operating cost of $328/oz during the same period last year.
          Costs for Q2 2008 were impacted by lower grades at Sabara and
          Turmalina, and the weaker U.S. dollar against the Brazilian real.
          Mining and processing costs at Sabara and Turmalina were essentially on budget; however, run-of-mine grades were below expected levels.
          Over half of the increase in average cash operating costs can be attributed to the weakness of the U.S. dollar. The average exchange rate in Q2 2008 was R$1.66/US$1.00 compared to R$1.98/US$1.00 in
          Q2 2007;

       -  Q2 2008 gold sales totaled 23,537 oz at an average price of
          $900 compared to Q2 2007 figures of 17,177 oz at an average price of
          $665;

       -  In Q2 2008, Turmalina produced 16,321 oz of gold at an average cash operating cost of $390/oz compared to 10,583 oz at an average cash operating cost of $258/oz in Q2 2007. Costs were higher due principally to the weaker U.S. dollar versus the Brazilian real and lower feed grades stemming from increased dilution during mining operations.

       -  During Q2 2008, the following was achieved at Turmalina:

            -  Ore production totaled 127,892 tonnes at an average grade of
               4.60 g/t.

            -  Ore processed through the mill totaled 122,336 tonnes at an average grade of 4.81 g/t.

            -  The average gold recovery grade was 88%, slightly below the design rate of 90%. The difference was caused largely by the variability of ore feed grades, which have been impacted by unplanned dilution during mining operations. As discussed
               below, management has implemented a solution to correct this issue.

            -  During Q2 2008, the Company made the decision to transition the mining method from sublevel stoping to cut and fill. The
               principal reason for this change is to decrease dilution caused by unanticipated rock mechanics issues. The implementation of this mining method at other ore bodies at Turmalina, besides
               Ore Body A, has shown significant improvements over sub-level stoping.

            -  Mine development totaled 981 meters including approximately
               200 meters in the Satinoco mineralized body.

            -  The Company initiated a drill program to a depth of 850 meters on the main ore body at Turmalina to confirm the continuity of the mineralization to this depth. It is expected this effort will be concluded during August 2008.

            -  A new zone of mineralization in the Satinoco ore body has been discovered 100 m to the southwest of the existing resource base. Although not considered in the Phase I feasibility study for the expansion of Turmalina, these new drill results further enhance the economics for this initiative.

       -  In Q2 2008, Sabara produced 4,461 oz of gold at an average cash operating cost of $693/oz compared to 6,605 oz at an average cash operating cost of $440/oz in the same period in 2007. Cash operating costs in the most recent quarter were primarily impacted by lower grades and exchange rates. The feed grade of ore processed in
          Q2 2008 averaged 1.43 g/t compared to 2.1 g/t in Q2 2007. The
          Company recently received the permits to commence mining from the new higher grade Serra Paraiso mineralized zone. Pre-stripping operations have begun and mining will commence in late-Q3 2008;

       -  Commissioning of the Pacincia operation was interrupted in Q2 2008 to repair a seam in the tailings pond liner which was improperly installed by a contractor. During the initial charging and testing of the tailings facility, a leak was detected by sub-surface monitors and ramp-up was delayed. There was no discharge from the tailings pond.

            -  It took approximately four weeks to properly repair and test the affected portion of the liner. Commissioning operations at the Pacincia operation have now resumed. As of mid-July, the
               Pacincia Plant is processing approximately 1,200 tonnes per day averaging 2.2 to 2.4 g/t. The Pacincia operation is
               designed to process 1,800 tonnes per day of ore at an average run-of-mine grade of 4.4 g/t. Jaguar has achieved the design milling rate of 1,800 tonnes per day for a period of time
               during the commissioning. The first gold pour occurred on
               July 24, 2008 for a total of 400 ounces of gold poured into dor, which was then shipped to a nearby refinery for further treatment and sale.

            -  Given the delay in the commissioning, Jaguar has revised its
               2008 gold production outlook for the Pacincia operation to between 25,000 to 30,000 oz. The Company had previously
               estimated 2008 production for this new facility could reach
               49,000 oz.

            -  As operations at Pacincia are still undergoing commissioning, no financial charges to repair the tailings dam liner will be recognized during FY 2008.

       -  Due to the issues discussed above, management assessed its FY 2008 production targets and full year estimated cash production costs.
          Revised production and costs figures are as follows:

                   1ST Half 2008  2nd Half 2008    FY 2008 Est.  FY 2008 Est.
          Operation   Production     Production      Production     Cash Cost
                            (oz)           (oz)            (oz)        ($/oz)

          Turmalina       33,476  41,524-46,524   75,000-80,000      $365-380
          Pacincia            -  25,000-30,000   25,000-30,000      $520-535
          Sabara           8,719   9,281-11,281   18,000-20,000      $600-620
                           -----   ------------   -------------      --------
            Total         42,195  75,805-87,805 118,000-130,000      $435-450

          Note: Estimated cash costs based on actual 1st half exchange rate of
          R$1.69/US$1.00 and estimated 2nd half exchange rate of
          R$1.65/US$1.00
     >>

     Daniel Titcomb, Jaguar's President and CEO stated, "With the completion of the two feasibilities studies, we double our reserves and substantially extend our mine life. In addition, with a minor issue at the Pacincia operation now resolved and the commissioning phase back underway, our team is confident that we will achieve our 2009 and long-term production objectives.
With the approval to proceed on the Caet Project, we now have the third major operation underway to reach our objective of producing approximately
700,000 oz of gold by 2014."
     Mr. Titcomb further added, "Looking around the industry at the geopolitical and economic obstacles many companies are experiencing, we are confident that Jaguar has the right formula to significantly improve shareholder value. The reasons for our confidence include: (i) we're situated in one of the premier geological settings with a robust economy and a strong, stable political environment; (ii) the local infrastructure is developed and offers a wide range of personnel, energy and equipment necessary for our continued growth; (iii) our management team has the experience necessary to deal with the issues mining companies confront each day; and (iv) our plan remains fully funded."

     Caet Feasibility Study

     Jaguar's Board of Directors has approved Phase I (700,000 tpy)
feasibility study of the Caet Project and construction is underway. During the development of the feasibility study, Jaguar increased the overall scope and size of the project from 600,000 tpy to 1.1 million tpy of ore mined and processed. Jaguar's management elected to extend the timing for the feasibility study in order to combine two expansion phases, unlike at
Turmalina where the first expansion was done separately. As a result, the average annual gold production was raised from 93,000 oz/yr to 140,000 oz/yr, within the scope of the feasibility study. The sizing up of mining and processing operations extended the completion of the feasibility study, which the Company expects to file on SEDAR in August 2008.
     Based on the feasibility study and approval by Jaguar's board, the
Company has initiated civil works for the milling and treatment circuits on the site of Jaguar's previously operated carbon-in-column processing plant.
This regional processing plant will treat ore mined at Jaguar's Pilar and Roa
Grande mines. The Company intends to use a combination of cut and fill and selective stoping methods at both mines, which contemplates a treated tailings backfill system. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit along with a leaching and carbon-in-pulp adsorption/desorption/recovery ("CIP-ADR") plant to process.
All necessary permits and licenses for the construction and commissioning phase have been received. The Company estimates commissioning operations at the Caet Project will begin in Q3 2009.
     The feasibility study is being prepared for Jaguar by Ivan C. Machado,
M.Sc., P.E., P.Eng., Principal of Salt Lake based TechnoMine Services, LLC
("TechnoMine"). Based on the results of the feasibility study, the after-tax net cash flow of the Caet Project is estimated at $171 million using the following criteria:

     <<
     Estimated Mineral Reserves: 6,106,200 t (at) 4.57 g/t Au, containing approximately 897,200 oz
     Mill Feed Grade:            4.43 g/t Au
     Mining Rate:                1.1 million tpy (Phase I - 700,000 tpy)
     Process Recovery:           92.6%
     Annual Average Production:  140,000 oz per year (Phase I - 93,000 per year)
     Mine Life:                  7 years
     Begin Commissioning:        Q3 2009
     Total Investment:           $134.8 million (Phase I - $90.5 million)
     Average Cash Cost:          $344 per oz
     Total Production Cost:      $511 per oz, including invested capital
     Exchange Rate:              Construction Period: R$1.69 (equal sign) US$1
                                 Operating Period: R$1.88 (equal sign) US$1
     Gold Price:                 $834 per oz
     IRR:                        24.2% per year
     NPV at 0%:                  $178.8 million after tax
     >>

     As the Company continues further development at both Roa Grande and
Pilar Mines, management anticipates additional conversion of existing identified resources and the discovery of new resources to be brought into the mine plan, which will further improve the overall economics for the project.

     Turmalina Expansion (Phase I) Feasibility Study

     Jaguar's board has approved the Turmalina Phase I expansion and construction is underway. A feasibility study to assess the blending and processing of ore from the Satinoco Target with the ore from the existing mines adjacent to the Turmalina processing plant is being prepared for Jaguar by Ivan C. Machado, M.Sc., P.E., P.Eng., Principal of TechnoMine.
     Based on the results of the on-going feasibility study, the Satinoco
Target will add an estimated 1,265,802 t (at) 3.12 g/t Au containing 126,879 oz of proven and probable reserves to the Turmalina mining complex reserve base.

     Exploration Update

     Turmalina

     Jaguar is currently carrying out trenching and in-fill drilling in the
Satinoco area. To-date, 18 drill holes totaling 4,303 m have been completed.
The most relevant drill results, which indicate the mineralization is open at depth, are shown in the table below:

     <<
     -------------------------------------------------------------------------
                                        Mineralized Intervals
                     ---------------------------------------------------------
      Hole              From             To             Grade           Thick.
                         (m)             (m)            (g/t)            (m)
     -------------------------------------------------------------------------
     FSN-114           337.80          342.20            1.07            4.40
     -------------------------------------------------------------------------
     FSN-115            64.70           67.80            2.50            3.10
     -------------------------------------------------------------------------
     FSN-116           111.80          113.10            2.24            1.30
     -------------------------------------------------------------------------
     FSN-121            15.45           29.25            3.90           13.80
     -------------------------------------------------------------------------
     FSN-125           109.00          112.50            1.95            3.50
     -------------------------------------------------------------------------
                       311.00          312.00            2.34            1.00
     FSN-129         ---------------------------------------------------------
                       317.00          319.00            4.25            2.00
     -------------------------------------------------------------------------
                       122.00          124.00            9.12            2.00
     FSN-130         ---------------------------------------------------------
                       131.00          133.05            3.85            2.05
     -------------------------------------------------------------------------
     FSN-132            79.00           80.00            6.40            1.00
     -------------------------------------------------------------------------
     FSN-133            83.00           85.00            5.85            2.00
     -------------------------------------------------------------------------
     Note: Not all holes represent true width
     >>

     Drill holes FSN-115, FSN-132 and FSN-133 led to the discovery of the previously stated new zone of mineralization in the Satinoco structure.

     Pacincia

     During Q2 2008, the Company continued its exploration program in the NW01 and Conglomerates Targets, including drifts for mine development, to further increase the resource base for the Pacincia Project. Jaguar plans to drill
2,000 m at the NW01 Target in 2008. At the Conglomerates Target, the Company
is conducting a 9,000 m in-fill drilling program in order to evaluate a
200,000-oz pre NI 43-101 resource base. To-date, 26 drill holes totaling
6,746 m have been completed. The main results from Jaguar's drilling program to-date on the Conglomerates Target are presented below:

     <<
     -------------------------------------------------------------------------
                        From             To             Grade           Thick.
     Hole            ---------------------------------------------------------
                         (m)             (m)            (g/t)            (m)
     -------------------------------------------------------------------------
     FPL-02A           277.95          279.70           20.14            1.75
     -------------------------------------------------------------------------
     FPL-04            202.25          204.80            6.74            2.55
     -------------------------------------------------------------------------
     FPL-05            141.30          142.20            6.12            0.90
     -------------------------------------------------------------------------
     FPL-07            318.20          318.60            1.98            0.40
     -------------------------------------------------------------------------
     FPL-08            219.80          220.30            1.85            0.50
     -------------------------------------------------------------------------
     FPL-09            303.90          304.40            3.38            0.50
     -------------------------------------------------------------------------
     FPL-11            315.90          316.00           20.75            0.10
     -------------------------------------------------------------------------
     FPL-12            336.35          339.05            3.96            2.70
     -------------------------------------------------------------------------
     FPL-14            348.10          348.45            1.53            0.35
     -------------------------------------------------------------------------
     FPL-18            320.90          321.70            1.09            0.80
     -------------------------------------------------------------------------
     FPL-20            286.30          286.70            4.30            0.40
     -------------------------------------------------------------------------
     FPL-23            304.10          305.95            1.44            1.40
     -------------------------------------------------------------------------
     FPL-24            235.90          236.75           10.50            0.85
     -------------------------------------------------------------------------
     FPL-25            228.70          231.55            3.65            2.85
     -------------------------------------------------------------------------
     Note: Not all holes represent true width
     >>

     Caet Project

     Jaguar is conducting drilling at three additional targets in close proximity to the new Caet treatment and processing plant to identify additional resources which can be processed at the new site.
     On the first target, Jaguar is conducting drilling to evaluate the extension of the mineralization at depth. To-date, 19 drill holes totaling
5,900 m have been completed at depths of up to 480 m. The Company expects to conclude this phase of the drill program in August of 2008. The drilling results acquired to-date on this first new target are presented below:

     <<
     -------------------------------------------------------------------------
                                                          Au
     Hole               From             To             Grade          Length
                         (m)             (m)            (g/t)            (m)
     -------------------------------------------------------------------------
                       265.50          266.50            2.93            1.70
     FJV-22          ---------------------------------------------------------
                       269.20          270.15            2.44            0.95
     -------------------------------------------------------------------------
     FJV-23            296.30          299.25            2.49            2.95
     -------------------------------------------------------------------------
     FJV-24            285.75          286.75            2.05            0.95
     -------------------------------------------------------------------------
                       291.85          292.70            1.94            0.85
                     ---------------------------------------------------------
                       295.05          299.10            2.20            4.05
     FJV-25          ---------------------------------------------------------
                       310.55          311.35            3.62            0.80
                     ---------------------------------------------------------
                       349.40          350.95            5.11            1.55
     -------------------------------------------------------------------------
                       227.50          228.45            2.75            0.95
     FJV-26          ---------------------------------------------------------
                       232.20          233.10            2.18            0.90
     -------------------------------------------------------------------------
                       201.05          203.05            3.96            2.00
                     ---------------------------------------------------------
                       324.65          325.50            1.91            0.85
                     ---------------------------------------------------------
                       326.45          327.45            1.60            1.00
                     ---------------------------------------------------------
                       330.45          331.35            5.13            0.90
      FJV-27         ---------------------------------------------------------
                       331.35          336.20            1.24            4.85
                     ---------------------------------------------------------
                       339.15          340.15           14.85            1.00
                     ---------------------------------------------------------
                       342.15          343.15            2.47            1.00
                     ---------------------------------------------------------
                       351.95          354.45            4.58            3.50
     -------------------------------------------------------------------------
                       291.75          295.50            8.17            3.75
     FJV-28          ---------------------------------------------------------
                       299.35          300.25            4.93            0.90
     -------------------------------------------------------------------------
     FJV-29            221.80          222.80            3.35            1.00
     -------------------------------------------------------------------------
                       293.80          297.70            1.56            3.90
                     ---------------------------------------------------------
                       301.45          303.40            5.25            1.95
     FJV-30           --------------------------------------------------------
                       306.30          307.20            1.24            0.90
                     ---------------------------------------------------------
                       309.20          310.15            2.35            0.95
     -------------------------------------------------------------------------
                       318.30          319.20            4.42            0.90
                     ---------------------------------------------------------
                       319.20          321.20            1.23            2.00
     FJV-31          ---------------------------------------------------------
                       323.15          324.10            1.45            0.95
                     ---------------------------------------------------------
                       329.85          331.70            7.28            1.85
     -------------------------------------------------------------------------
     FJV-32            392.85          393.85            1.39            1.00
     -------------------------------------------------------------------------
     FJV-33            415.80          416.80            1.00            1.00
     -------------------------------------------------------------------------
                       324.80          325.80            4.80            1.00
     FJV-34          ---------------------------------------------------------
                       327.70          328.55            3.19            0.85
     -------------------------------------------------------------------------
                       311.45          312.45            1.88            1.00
     FJV-35          ---------------------------------------------------------
                       320.05          321.90            2.27            1.85
     -------------------------------------------------------------------------
     FJV-36            266.30          267.30            1.23            1.00
     -------------------------------------------------------------------------
                       305.65          307.50            1.62            1.85
                     ---------------------------------------------------------
                       315.10          316.10            2.69            1.00
     FJV-37          ---------------------------------------------------------
                       323.80          324.80           20.65            1.00
                     ---------------------------------------------------------
                       328.55          333.30            1.16            3.75
                     ---------------------------------------------------------
                       339.10          343.85            2.08            4.75
     -------------------------------------------------------------------------
                       203.65          205.60            1.75            1.95
                     ---------------------------------------------------------
                       208.55          213.40            3.92            4.85
     FJV-38          ---------------------------------------------------------
                       349.55          352.15            4.04            2.60
                     ---------------------------------------------------------
                       354.10          356.00            6.50            1.90
     FJV-39            202.40          206.20            5.38            3.80
                       345.65          348.45            5.61            2.80
     FJV-40            317.10          323.70            6.40            6.60
     -------------------------------------------------------------------------
     Note: Not all holes represent true width
     >>

     Two additional targets are located in the same host structure as the Roa
Grande ore bodies. Exploration conducted previously in the area by former owners led to a pre NI 43-101 resource base of 800,000 t (at) 2.44 g/t containing
63,000 oz of gold. Jaguar is conducting a 3,000 m drill program at these targets to delineate a resource to meet NI 43-101 standards. To-date, 18 drill holes totalling 1,100 m have been completed. The most promising results from
Jaguar's drilling program on these two new targets are presented below:

     <<
     -------------------------------------------------------------------------
                        From             To             Grade       Thickness
     Hole            ---------------------------------------------------------
                         (m)             (m)            (g/t)            (m)
     -------------------------------------------------------------------------
     FCM-13             20.65           24.20            2.20            3.55
     -------------------------------------------------------------------------
                        16.40           17.10            7.93            0.70
     FCM-14          ---------------------------------------------------------
                        23.10           24.05           13.67            0.95
     -------------------------------------------------------------------------
     FCM-15              7.05            9.10            3.49            2.05
     -------------------------------------------------------------------------
     FCM-18             20.45           26.05            1.26            5.60
     -------------------------------------------------------------------------
     FCM-20             17.35           20.50            2.26            3.15
     -------------------------------------------------------------------------
     FCM-21             21.90           23.85           15.76            1.95
     -------------------------------------------------------------------------
     FCM-24             44.80           49.15            6.00            4.35
     -------------------------------------------------------------------------
     FCM-25             37.40           39.30            4.47            1.90
     -------------------------------------------------------------------------
     FMC-26             36.80           39.15            2.66            2.35
     -------------------------------------------------------------------------
                        67.05           70.05            1.53            3.00
                     ---------------------------------------------------------
                        77.55           82.75            1.37            5.20
     FCM-27          ---------------------------------------------------------
                        91.25           94.00            2.55            2.75
                     ---------------------------------------------------------
                        96.60          105.00            2.27            8.40
     -------------------------------------------------------------------------
     Note: Not all holes represent true width
     >>

     Sabara

     In order to add oxide resources to feed the Sabara Plant and thereby increase its mine life, the Company developed an exploration program at Sabara and Caet in a 15,000 hectare area. The primary target is called Serra
Paraiso. During 2007, the Company concluded drilling activities at the Serra
Paraiso Target, which included 60 drill holes totalling 4,590 m. The main results from Jaguar's drilling program are presented below:

     <<
     -------------------------------------------------------------------------
                   Serra Paraiso Target - Main Drill Results
     -------------------------------------------------------------------------
                                             Intervals
     Hole           ---------------------------------------------------------
                      From (m)         To (m)       Grade (g/t)  Thickness (m)
     -------------------------------------------------------------------------
     FLV-001            57.90           62.15            6.53            4.25
     -------------------------------------------------------------------------
                        78.75           79.70           15.67            0.95
     -------------------------------------------------------------------------
     FLV-003            44.05           47.05            2.70            3.00
     -------------------------------------------------------------------------
                        38.15           45.20            2.10            7.05
     FLV-005         ---------------------------------------------------------
                        47.80           50.70            2.02            2.90
     -------------------------------------------------------------------------
     FLV-006            48.40           49.40            4.25            1.00
     -------------------------------------------------------------------------
                        22.35           27.15            6.32            4.80
     FLV-007         ---------------------------------------------------------
                        49.05           50.35           22.00            1.30
     -------------------------------------------------------------------------
                         9.50           10.50            5.13            1.00
     FLV-011         ---------------------------------------------------------
                        28.90           30.90            2.49            2.00
     -------------------------------------------------------------------------
     FLV-014            19.50           23.90            2.45            4.40
     -------------------------------------------------------------------------
     FLV-018            22.60           29.45            3.12            6.85
     -------------------------------------------------------------------------
                        72.20           74.60            3.25            2.40
     FLV-020         ---------------------------------------------------------
                        87.15           90.05            4.18            2.90
     -------------------------------------------------------------------------
                        81.50           83.80            9.21            2.30
     FLV-023         ---------------------------------------------------------
                        87.95           89.20            7.48            1.25
                     ---------------------------------------------------------
                        95.80           99.10            4.51            3.30
     -------------------------------------------------------------------------
     FLV-024            19.45           23.55            1.89            4.10
     -------------------------------------------------------------------------
     FLV-025            80.80           81.80            8.78            1.00
     -------------------------------------------------------------------------
     FLV-027            96.05           98.45            1.93            2.40
     -------------------------------------------------------------------------
     FLV-029            68.00           70.15            6.60            2.15
     -------------------------------------------------------------------------
     FLV-030            98.45          103.10            2.38            4.65
     -------------------------------------------------------------------------
     FLV-031            96.40           98.75            2.02            2.35
     -------------------------------------------------------------------------
     FLV-033            50.10           51.40            4.75            1.30
     -------------------------------------------------------------------------
     FLV-035            95.95          100.85            1.72            4.90
     -------------------------------------------------------------------------
     FLV-036            58.80           66.45            3.26            7.65
     -------------------------------------------------------------------------
     FLV-040            40.25           41.20            4.30            0.95
     -------------------------------------------------------------------------
     FLV-041            33.50           35.50           27.13            2.00
     -------------------------------------------------------------------------
     FLV-045            28.25           32.10            2.01            3.85
     -------------------------------------------------------------------------
     FSP-002            34.10           40.80            5.38            6.70
     -------------------------------------------------------------------------
     FSP-004            33.30           35.45            5.95            2.15
     -------------------------------------------------------------------------
     FSP-005            57.75           62.75            2.20            5.00
     -------------------------------------------------------------------------
     FSP-006            11.55           13.55            2.58            2.00
     -------------------------------------------------------------------------
     FSP-007            27.40           29.15            2.02            1.75
     -------------------------------------------------------------------------
     FSP-009            11.55           14.70            2.04            3.15
     -------------------------------------------------------------------------
     FSP-013            78.10           81.70            1.86            3.60
     -------------------------------------------------------------------------
     Note: Not all holes represent true width
     >>

     Jaguar plans to report estimates of resources at the Serra Paraiso Target during Q3 2008. Results of metallurgical recovery tests have confirmed that the Serra Paraiso ore can be treated at Jaguar's nearby Sabara Plant. Mining activities have commenced in the area during late Q2 2008.
     In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabara operations. Preliminary results are encouraging and have given rise to a defined drill program.

     Iron Ore Royalty Payment from the Roa Grande Property

     As part of a contract executed in 2006 by Jaguar and a Brazilian iron ore producer for the purchase of the Roa Grande mineral concessions, Jaguar agreed to pay a one-time 3.5% royalty for the identified gold resources on the property, which had been measured through extensive drilling. Jaguar expects to pay $3.3 million of the purchase price in 2008 and the remaining balance of
$9.9 million in 2009.
     The contract also provided an option, which expires in November of 2008, for the Brazilian iron ore producer to acquire iron mineral rights on Jaguar's property. The amount to be paid to Jaguar was deferred until such time the iron ore producer could conduct drilling and both parties could evaluate the data from this program. The iron ore producer has carried out this drilling program during 2008 and the review process by the respective parties is in process.
     Although still subject to discussion between the parties, the Company believes it will receive a royalty of between $20 million and $25 million, possibly more. Payments from this arrangement will be booked after FY 2008 and are expected to represent between $0.21 to $0.27 per fully diluted share.

     Analyst Meeting and Tour: October 21-24

     Jaguar will hold an analyst meeting and tour of the Company's operations in Minas Gerais, Brazil, beginning October 21, 2008. Qualified individuals interested in visiting Jaguar's operations should contact Valria DioDato for additional information.

     About Jaguar

     Jaguar is one of the fastest growing gold producers in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais. Jaguar is actively exploring and developing additional mineral resources at its
72,000 acre land base in Minas Gerais and on an additional 159,000 acres in the state of Ceara in the Northeast of Brazil through a joint venture. The
Company has no gold hedges in place thereby providing the leverage to gold prices directly to its investors. Additional information is available on the
Company's website at www.jaguarmining.com.
     Drill results were reviewed by Ivan C. Machado, M.Sc., P.E., P.Eng.,
Principal of Salt Lake City based TechnoMine Services, LLC. Mr. Machado serves as Jaguar's independent Qualified Person in accordance with NI 43-101. SGS
Geosol Laboratories of Belo Horizonte, Minas Gerais provided independent sample preparation and assay services, using standard industry practices.

     Forward Looking Statements

     This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and
applicable Canadian securities laws, concerning Jaguar's objectives in the years ahead, the commencement period of production, cash operating costs, completion dates and economic results of feasibility studies, mineral resources and reserves estimations, gold production and sales targets.
Forward-looking statements can be identified by the use of words, such as "are expected", "is forecast", "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could",
"would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.
     These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions. The Company also relied on information concerning two additional targets near the Caet plant and the Conglomerates Target near
Pacincia as accurate and reliable from the previous concession owners and does not warrant that the information supplied reflects a potential resource.
Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.
     These forward-looking statements represent our views as of the date of discussion. The Company anticipates that subsequent events and developments may cause the Company's views to change. The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion. For a discussion of important factors affecting the
Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE"
regarding forward-looking statements and "RISK FACTORS" in the Company's
Annual Information Form for the year ended December 31, 2007 filed on System for Electronic Document Analysis and Retrieval and available at
http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2007 filed with the United States Securities and Exchange
Commission and available at www.edgar.com.

     %CIK: 0001333849

     /For further information: Investors and analysts: Bob Zwerneman, Vice
President Corporate Development and Director of Investor Relations, (603)
224-4800, bobz(at)jaguarmining.com; Media inquiries: Valria Rezende DioDato,
Director of Communication, (603) 224-4800, valeria(at)jaguarmining.com/
     (JAG.NT. JAG JAG.)

CO:  Jaguar Mining Inc.

CNW 20:47e 31-JUL-08